Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Obsidian Energy Ltd.

We consent to the reference to our Firm under the caption “Experts” and to the use in this Annual Report on Form 40-F of our reports dated March 30, 2020, with respect to the consolidated balance sheets of Obsidian Energy Ltd. as at December 31, 2019 and 2018, and the consolidated statements of income (loss), changes in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2019, and the effectiveness of internal control over financial reporting of Obsidian Energy Ltd. as of December 31, 2019, included in this Annual Report on Form 40-F.

“signed” Ernst & Young LLP

Calgary, Canada

March 30, 2020